Exhibit 99.1

May 24, 2012

Dear Shareholders,

At the time of writing, it has been roughly 18 months since the August 2010 announcement of the Ixtaca zone discovery hole at our 100% owned Mexican gold-silver flagship Tuligtic property. Since that time, much has changed in the Company. The 2011 fiscal year saw a high in the share price, significant technical advances at Tuligtic and the monetisation of property assets resulting in net proceeds of $C15MM and net income of $C7MM, the largest in the Company’s history.

Since mid-2011, it has been a challenging time for shareholders of gold and resource equities in general and the share prices of both production and exploration companies have fallen in the wake of global concerns of government debt loads and even the possibility of default in Europe. While these issues are worthy of the anxiety they elicit, gold still has the strong fundamentals to continue to be a means of preserving wealth in these uncertain times over the short-term and the long-haul. Despite the lower market values of gold companies in the last 12 months, your Company has fared quite well through these past months and quite literally prospered. At Tuligtic we continue to build an important asset through a four drill exploration drilling program at the Ixtaca Zone. With this drill program we have continued to demonstrate the continuity of bulk tonnage and high grades that should push Almaden’s valuation higher. Furthermore drilling has identified two nearby and likely parallel zones, Ixtaca North and the Northeast Extension areas. The next 12 to 18 months will be a very exciting time as we report our progress of exploring the potential of this new gold-silver epithermal vein system. Later in 2012 we anticipate reporting the maiden resource estimate for the Ixtaca area. This will represent a major milestone in the project’s development as well as that of the Company. A resource will be the springboard for future development of the project. In the meantime, our on-going exploration program is scientifically driven and we will continue to address the question of how large the gold-silver system can be.

The Ixtaca discovery was not the only major development for the Company in 2011. The Company completed the sale of its Elk gold deposit in BC to Gold Mountain Mining Corporation (TSX-V: GUM; “Gold Mountain”) following the delivery of a positive Preliminary Economic Assessment (“PEA”) in January 2011. Almaden retains a 2% undivided NSR in the property and presently has a roughly 38% equity interest in Gold Mountain.

Also in 2011, Almaden sold its 30% interest in the Caballo Blanco project to Goldgroup Mining Inc. (TSX: GGA; “Goldgroup”) for US$2.5 MM cash, 7MM shares of Goldgroup, and an additional 7MM shares based on meeting various milestones. The transaction also resulted in the transfer of Goldgroup’s 40% interest in the El Cobre property to Almaden and granting Almaden a 1.5% net smelter royalty interest on the Caballo Blanco project.

Both these transactions crystallize significant value and the benefit of the Gold Mountain and Goldgroup management teams to develop the Elk and Caballo Blanco projects respectively into mines while maintaining exposure to the upside of the projects through NSR royalties and meaningful equity interests. In addition we are very pleased to have acquired a 100% interest in the El Cobre copper-gold project, an exciting under explored bulk tonnage porphyry target with excellent infrastructure. At El Cobre, past diamond drilling returned significant copper and gold values in a porphyry setting along a four kilometre trend which remains open. The Company completed a large Titan 24 deep imaging geophysical survey in 2011 and early 2012 which confirmed the robust and large dimensions of this underexplored large porphyry system and better defined deep targets for an anticipated 2012 drill program.

But there is much more to Almaden than the Ixtaca Zone and El Cobre. Your Company has amassed a portfolio of high potential gold, silver and gold-copper projects in Mexico, Nevada and Canada that I believe to be one of the sector's most compelling. They were identified and acquired as part of the Company’s past regional exploration programs which are operated by Almaden’s expert geological management team. Over the years the Company has developed proprietary techniques and databases particularly in eastern Mexico. This, combined with the skills of our team, gives Almaden exceptional capacity to add value through exploration and the on-going regional program in Mexico continues to add to the Company’s property portfolio. Furthermore the Company also has a healthy treasury to fund the advancement of our portfolio with no debt and as of May 24, 2012 of approximately $C22 Million in cash, $C11 Million in equity holdings and 1,597 ounces of refined gold valued at $C2.5 Million.

We look forward to reporting the results of exploration on the Tuligtic property and elsewhere throughout 2012. We have built our assets through our skills as prospectors. While our search for new assets never ceases, our present properties, most notably the Ixtaca Zone of the Tuligtic project, are at the stage at which we can now expect to realise value for all through their continued development in 2012.

In the meantime I wish to thank you for your support and a peaceful and prosperous 2012.

Your President,

“Morgan Poliquin”

Morgan Poliquin, President & CEO